UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69840/June 25, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15319

In the Matter of	:
	: ORDER MAKING FINDINGS AND
CORECARE SYSTEMS, INC.,	: REVOKING REGISTRATION OF
FORTICELL BIOSCIENCE, INC.,	: RX FOR AFRICA, INC., BY DEFAULT
MICHELEX CORPORATION, and	:
RX FOR AFRICA, INC.	:

     The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on May 8, 2013, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and have not filed required periodic reports. All Respondents were served with the OIP by May 11, 2013. On May 22, and May 30, 2013, the Commission issued Orders Makings Findings and Revoking Registrations of Securities Pursuant to Section 12(j) of the Exchange Act as to Michelex Corporation, Forticell Bioscience, Inc., and CoreCare Systems, Inc., respectively. See CoreCare Systems, Inc., Exchange Act Release Nos. 69619, 69664, and 69665.

     The single remaining Respondent, Rx for Africa, Inc. (Rx for Africa), is in default because it was served with the OIP on May 10, 2013, and has failed to file an answer within ten days of being served as required by the Commission's Rules of Practice; it did not participate in the prehearing conference on May 29, 2013; and it has not otherwise defended the proceeding. See Tr. 4; Declaration of David S. Frye to Assist Secretary with Record of Service at 3, Ex. 1 at 2; OIP at 3; 17 C.F.R. §§ 201.141(a)(2)(ii), .155(a), .220(b), (f), .221(f). I find the allegations in the OIP to be true as to it. See 17 C.F.R. § 201.155(a).

     Rx for Africa, Central Index Key No. 847420, is a New Jersey corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rx for Africa is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended March 31, 2007, which reported a net loss of $8,874,351 for the prior year. As of May 3, 2013, the common stock of Rx for Africa was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Exchange Act Section 12(j) authorizes the Commission, where it is necessary or appropriate for the protection of investors, after notice and opportunity for hearing, to suspend for a period not exceeding twelve months, or to revoke the registration of a security if the Commission finds that the issuer has not complied with any provision of the statute or a rule thereunder. Rx for Africa has failed to comply with Section 13(a) of the Exchange Act and the Exchange Act Rules 13a-1 and 13a-13, which require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. In addition, Rx for Africa has failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance or, through its failure to maintain a valid address on file with the Commission, did not receive such letters.

Based on these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of the registered securities of Rx for Africa.

Order

Pursuant to Section 12(j) of the Securities Exchange Act of 1934, I ORDER that the registration of each class of the registered securities of Rx for Africa, Inc., is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge